UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1 to
SCHEDULE TO
Tender Offer Statement under Section 14(d)(1)or 13(e)(1)of the
Securities Exchange Act of 1934

ACCENTURE SCA
(Name of Subject Company (issuer))
ACCENTURE SCA
ACCENTURE INTERNATIONAL SARL
(Names of Filing Persons (offerors))
CLASS I COMMON SHARES,
PAR VALUE €1.25 PER SHARE
(Title of Class of Securities)
N/A
(CUSIP Number of Class of Securities)
Douglas G. Scrivner
Accenture
1661 Page Mill Road
Palo Alto, CA 94304
(650) 213-2000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Calculation of filing fee

Transaction Valuation*	Amount of Filing Fee

$799,999,993	$94,160

*	Determined pursuant to Rule 0-11(b)(1)of the Securities Exchange Act of 1934, assuming that an aggregate of 37,209,302 Class I common shares are redeemed or purchased at the maximum tender offer price of $21.50 per share.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

	Amount Previously Paid:	$94,160	Filing Party:	Accenture SCA Accenture International SARL

	Form or Registration No.:	TO-I	Date Filed:	September 14, 2005

☐	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1	☐	going-private transaction subject to Rule 13e-3
☑	issuer tender offer subject to Rule 13e-4	☐	amendment to Schedule 13D under Rule 13d-2

☐	Check the following box if the filing is a final amendment reporting the results of the tender offer.

          This Amendment No. 1 (this “Amendment”) amends and supplements the issuer tender offer statement on Schedule TO relating to an offer by Accenture SCA, a Luxembourg partnership limited by shares, to redeem, in accordance with its Articles of Association, and by Accenture International SARL, a Luxembourg private limited liability company and a subsidiary of Accenture SCA, to purchase, upon the terms and subject to the conditions contained in the tender offer, dated September 14, 2005, and the accompanying shareholder instructions and master signature page (which together constitute the “offer” and which have previously been filed as Exhibits (a)(1) and (a)(2) to the Schedule TO) up to an aggregate of 37,209,302 Class I common shares of Accenture SCA, par value €1.25 per share, at a price not greater than $21.50 per share nor less than $19.00 per share, in cash.
          Except as amended hereby, all the terms of the offer remain unchanged. This Amendment amends and supplements the Schedule TO as follows:
(a)	The following new paragraph is added immediately after the second paragraph under the heading “Questions and Answers for Shareholders — Q7. How can I tender my shares in the offer?”

“Please note that you must use only one master signature page when tendering shares in the offer. If you submit more than one master signature page, the later submitted master signature page will withdraw any and all shares tendered pursuant to any previously submitted master signature page. See “The Offer — 3. Withdrawal Rights” on page 16.”

(b)	The following four sentences are added immediately after the second bullet point in the first paragraph under the heading “Questions and Answers for Shareholders — Q10. How do I set my tender price?”:

“Please note that you must use only one master signature page when tendering shares in the offer. If you submit more than one master signature page, the later submitted master signature page will withdraw any and all shares tendered pursuant to any previously submitted master signature page. Accordingly, if you wish to tender a specified portion of your shares at one price and one or more other specified portions of your shares at another price or prices, you should do so in the same master signature page. See “The Offer — 3. Withdrawal Rights” on page 16.”

(c)	The second paragraph under the heading “Questions and Answers for Shareholders — Q12. What happens if I choose not to tender Class I common shares in the offer? When will I be able to redeem or sell my shares again?” is deleted in its entirety and replaced with the following:

“Assuming that the offer is not extended in accordance with its terms, beginning on October 28, 2005, all Class I common shares not subject to transfer restrictions under Accenture SCA’s Articles of Association may be redeemed on a daily basis at a price generally equal to their then current market value as determined in accordance with

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Accenture SCA’s Articles of Association. Under Accenture SCA’s Articles of Association, the market value of a Class I common share that is not subject to transfer restrictions will be deemed to be equal to (i) the average of the high and low sales prices of an Accenture Ltd Class A common share as reported on the New York Stock Exchange (or on such other designated market on which the Class A common shares trade), net of customary brokerage and similar transaction costs, or (ii) if Accenture Ltd sells its Class A common shares on the date that the redemption price is determined (other than in a transaction with any employee or an affiliate or pursuant to a preexisting obligation), the weighted average sales price of an Accenture Ltd Class A common share on the New York Stock Exchange (or on such other market on which the Class A common shares primarily trade), net of customary brokerage and similar transaction costs. If you exceed your quarterly transfer limit under Accenture’s senior executive trading policy and/or dispose of Class I common shares in this offer, you will reduce your ability to redeem shares this fall.”
(d)	The following sentence is inserted immediately after the fourth sentence of the paragraph under the heading “Questions and Answers for Shareholders — Q14. Once I have tendered shares in the offer, can I withdraw my tendered shares?”:

“The submission of a new, properly completed master signature will constitute a withdrawal of any and all shares tendered pursuant to any previously submitted master signature page.”

(e)	The following new paragraph is inserted immediately after the third paragraph under the heading “Accenture”:

“SARL is a subsidiary of Accenture SCA and is the direct and indirect parent company of Accenture’s non-U.S. operating subsidiaries. Through its share ownership, Accenture SCA controls SARL’s management and operations and consolidates SARL’s results in its financial statements. Because Accenture SCA is itself controlled by Accenture Ltd, SARL’s results are also consolidated in Accenture Ltd’s financial statements.”

(f)	The following four sentences are added immediately after the second bullet point in the fifth paragraph under the heading “The Offer — 2. Procedures for Tendering Shares — Proper Tender of Shares”:

“Please note that you must use only one master signature page when tendering shares in the offer. If you submit more than one master signature page, the later submitted master signature page will withdraw any and all shares tendered pursuant to any previously submitted master signature page. Accordingly, if you wish to tender a specified portion of your shares at one price and one or more other specified portions of your shares at another price or prices, you should do so in the same master signature page. See “The Offer — 3. Withdrawal Rights” on page 16.”

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(g)	The following new sentence is added immediately after the first sentence of the seventh paragraph under the heading “The Offer — 2. Procedures for Tendering Shares — Proper Tender of Shares”:

As of July 24, 2005, the most recent practicable date for which information is available, 283,175,528 Class I common shares, or approximately 88.5% of all outstanding Class I common shares, were subject to transfer restrictions in Accenture SCA’s Articles of Association prohibiting such shares from being transferred in a tender offer by Accenture in the absence of a waiver.

(h)	The following new sentence is added immediately before the last sentence of the first paragraph under the heading “The Offer — 3. Withdrawal Rights”:

“The submission of a new, properly completed master signature will constitute a withdrawal of any and all shares tendered pursuant to any previously submitted master signature page.”

(i)	The second sentence of the second paragraph under the heading “The Offer — 5. Conditions of the Offer” is deleted in its entirety and replaced with the following:

We may assert these conditions in our discretion regardless of the circumstances giving rise to the failure of a condition, except where the failure of a condition is due to our action or our omission to take action.

Exhibit No.	Description
(a)(1)	Tender Offer, dated September 14, 2005*
(a)(2)	Form of Shareholder Instructions and Master Signature Page*
(a)(3)	Letter to Holders, dated September 14, 2005*
(a)(4)
Certificate of Taxpayer Identification Number on IRS Substitute Form W-9 and Guidelines (incorporated by reference to Exhibit(a)(3) to Accenture SCA’s and Accenture International SARL’s Schedule TO filed on November 19, 2002)

(a)(5)
Certificate of Foreign Status of Beneficial Owner for United States Tax Withholding Form W-8BEN (incorporated by reference to Exhibit (a)(4) to Accenture SCA’s and Accenture International SARL’s Schedule TO filed on November 19, 2002)

(a)(6)	Additional tender offer materials (Website screenshots)
(d)(1)
Form of Articles of Association of Accenture SCA, consolidated and updated as of June 28, 2005 (incorporated by reference to Exhibit 10.1 to Accenture Ltd’s Quarterly Report on Form 10-Q for the period ended May 31, 2005 filed on July 11, 2005)

(d)(2)
Form of Transfer Restriction Agreement dated as of October 1, 2002 among Accenture Ltd and the transferors and transferees signatory thereto (incorporated by reference to Exhibit 9.1 to Accenture Ltd’s Quarterly Report on Form 10-Q for the period ended November 30, 2002 filed on January 14, 2003)

(d)(3)
Form of Transfer Restriction Agreement dated as of October 1, 2002 among Accenture SCA and the transferors and transferees signatory thereto (incorporated by reference to Exhibit 9.1 to Accenture SCA’s Quarterly Report on Form 10-Q for the period ended November 30, 2002 filed on January 14, 2003)

(d)(4)
Form of First Amendment, dated as of May 1, 2003, to Transfer Restriction Agreement dated as of October 1, 2002 among Accenture Ltd and the transferors and transferees signatory thereto (incorporated by reference to Exhibit (d)(13) to Accenture SCA’s and Accenture International SARL’s Schedule TO filed on September 30, 2003)

(d)(5)
Form of First Amendment, dated as of May 1, 2003, to Transfer Restriction Agreement dated as of October 1, 2002 among Accenture SCA and the transferors and transferees signatory thereto (incorporated by reference to Exhibit (d)(14) to Accenture SCA’s and Accenture International SARL’s Schedule TO filed on September 30, 2003)

(d)(6)	Form of Second Amendment, dated as of October 1, 2003, to Transfer Restriction Agreement dated as of October 1, 2002 among Accenture Ltd and the transferors and transferees signatory

Exhibit No.	Description
thereto (incorporated by reference to Exhibit (d)(15) to Accenture SCA’s and Accenture International SARL’s Schedule TO filed on April 29, 2004)
(d)(7)
Form of Second Amendment, dated as of October 1, 2003, to Transfer Restriction Agreement dated as of October 1, 2002 among Accenture SCA and the transferors and transferees signatory thereto (incorporated by reference to Exhibit (d)(16) to Accenture SCA’s and Accenture International SARL’s Schedule TO filed on April 29, 2004)

(d)(8)
Form of Bye-Laws of Accenture Ltd, effective as of February 2, 2005 (incorporated by reference to Exhibit 3.1 to Accenture Ltd’s Quarterly Report on Form 10-Q for the period ended February 28, 2005 filed on April 8, 2005)

(d)(9)
Form of SCA Transfer Restriction Agreement for the Accenture Family and Charitable Transfer Program dated as of April 1, 2005 among Accenture SCA and the transferors and transferees signatory thereto (incorporated by reference to Exhibit 10.2 to Accenture Ltd’s Quarterly Report on Form 10-Q for the period ended May 31, 2005 filed on July 11, 2005)

(d)(10)
Form of Ltd Transfer Restriction Agreement for the Accenture Family and Charitable Transfer Program dated as of April 1, 2005 among Accenture Ltd and the transferors and transferees signatory thereto (incorporated by reference to Exhibit 10.3 to Accenture Ltd’s Quarterly Report on Form 10-Q for the period ended May 31, 2005 filed on July 11, 2005)

(d)(11)
Form of SCA Transfer Agreement ( For transfers of “Unrestricted” Shares of Accenture SCA) for the Accenture Family and Charitable Transfer Program dated as of April 1, 2005 among Accenture SCA and the transferors and transferees signatory thereto (incorporated by reference to Exhibit 10.4 to Accenture Ltd’s Quarterly Report on Form 10-Q for the period ended May 31, 2005 filed on July 11, 2005)

(d)(12)
Form of Transfer Agreement ( For transfers of “Unrestricted” Shares of Accenture Ltd) for the Accenture Family and Charitable Transfer Program dated as of April 1, 2005 among Accenture Ltd and the transferors and transferees signatory thereto (incorporated by reference to Exhibit 10.5 to Accenture Ltd’s Quarterly Report on Form 10-Q for the period ended May 31, 2005 filed on July 11, 2005)

*Previously filed.

SIGNATURE
     After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

ACCENTURE SCA represented by its general partner, Accenture Ltd, itself represented by its duly authorized signatory

/s/ Michael E. Hughes
Name: Michael E. Hughes

ACCENTURE INTERNATIONAL SARL

/s/ Michael E. Hughes
Name: Michael E. Hughes
Title: Manager
Dated: October 3, 2005